June 11 , 2006



via U.S. Mail
Steven H. Pruett
President and Chief Financial Officer
Legacy Reserves GP, LLC
303 Wall Street, Suite 1600
Midland, Texas 79701


Re:	Legacy Reserves LP
      Registration Statements on
      Form S-1
      File No. 333-134064
      File No. 333-134056
      Filed May 12, 2006

Dear Mr. Pruett:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-1

File No. 333-134064

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.
Similarly, please make all applicable parallel changes to the File No. 333-134056. This will eliminate the need for us to repeat similar comments.

2. Provide updated and current disclosure throughout the prospectus.
For example, if necessary, update the amount of borrowing capacity under your revolving credit facility as of the most reasonable practicable date.

3. Please be advised that we will need time to review all omitted exhibits, including the legal and tax opinions of counsel. We may have further comments.

4. Please revise where necessary, the disclosure in the prospectus such that it is in compliance with the guidance set forth in Release
33-6900.  We may have further comments.

5. Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

6. Please update your consents as appropriate.

Cover page

7. Please remove the reference to the closing of the private equity offering on March 15, 2006 in which your units were sold at a price of $17.00.

8. Further supplement the list of risks appearing on the cover page such that you reference how reimbursement of the expenses to the general partner or the general partner`s establishment of reserves in its discretion may impact the amount of cash available for distribution to unitholders.

Summary, page 1

9. Rather than include material information regarding the founding investors and series of transactions involved in your formation in the italicized portion of the disclosure, revise to include a separate section in the main text of the disclosure that summarizes the various entities and transactions that contributed to your formation.

10. Supplement your disclosure to explain the difference between growth through exploitation versus exploration.

11. In the last paragraph on page 1, you indicate that you have added approximately 8.8 MMBoe of proves reserves through "extensions and discoveries, revisions of prior estimates and improved recovery." Further specify the percentage or amount each of these categories contributed with respect to the 8.8 MMBoe of added reserves.

12. Your summary should provide further balanced disclosure. As such, while you emphasize your competitive strengths and business strategy, you fail to clarify that you have a limited operational history as a combined entity and had no operations and generated no revenues until the formation transactions that occurred in March 2006. You also omit reference to the fact that many of your leases are in areas that have been partially depleted or drained by adjacent wells. Please revise your disclosure accordingly. We may have further comment.

13. Provide us with objective support for statements you make throughout your disclosure. For example, you state:

* "[T]he Permian Basin is characterized by...low rates of production decline and predictable low-risk reserves; and,
* [W]e...believe that the PITCO acquisition positions us to capitalize on a "substantial number of additional strategic and tack-on acquisitions in the Permian Basin...[which] typically require little or no additional overhead to manage..." Please note the engineering comments below with regard to some of the above statements.

Our Organizational Structure, page 6

14. Please revise this caption to clarify that the chart represents your structure after the completion of the resale offering. To aid investor understanding, please also include charts that detail ownership prior and subsequent to the offering for i) the Moriah
Group, ii) the Brothers Group and iii) MBN Properties LP.

Summary Reserve and Operating Data, page 14

15. We note your inclusion of PV-10 under this heading and your statement within footnote (a) that this measure does not give effect to various expenses, including future income tax. We also note that
PV-10 typically differs from the standardized measure of discounted future net cash flows relating to proved oil and gas reserves
(SMOG),
as calculated and presented in accordance with SFAS 69. Since you are a limited partnership, your measure of SMOG does not include future income taxes, thereby resulting in an equivalent measure for
PV-10 and SMOG. As such, please expand your disclosure, in each applicable instance, to explain that PV-10 typically represents a non-GAAP measure that would otherwise require a reconciliation to the most comparable GAAP measure, or SMOG. We request this expanded disclosure in order to avoid investor confusion between your measure of PV-10 and other public companies who similarly disclose such a measure.

Risk Factors, page 18

General

16. The majority of your risk factors provide an excessive amount of detail without clearly and concisely identifying the material risk to investors. We note that many of the risk factors are over a page in length. Please succinctly state the material risks to your business and financial operations such that you facilitate an investor`s understanding of the materiality of the risk disclosed.

17. Reorder the risk factor discussion so that the more material risks are presented first. In this regard, we note that the series of risk factors relating to your dependence on the gathering and transportation facilities of third parties, lack of control of operations and exploitation of projects and your limited operating history as a combined company do not appear until page 24 of the prospectus. Please revise your disclosure accordingly. We refer you to Release 33-6900 Part II.A. 3. for further guidance.

18. Avoid repetitive disclosure in the risk factor discussion. We note for example that much of the risk factor discussion contained in the first risk factor on page 18 is repeated in the two risk factors that follow on page 19.

19. Supplement your risk factor disclosure to address the possible risk associated with an increase in interest rates with respect to the amounts of long-term debt outstanding currently or in the future under your credit facility. As done on page 69, identify the impact of a 1% increase in rates on interest expense based on the current amount of debt outstanding.

20. Given your stated cash distribution policy and as disclosed on page 41, please include a risk factor that addresses the impact to your business and its ability to grow if substantially all cash available for distribution is distributed as planned.

21. We refer you to disclosure on page 79 regarding your dependence on customers accounting for 11%, 16% and 16% of your oil and natural gas sales during the fiscal year ended December 31, 2005. If material, provide a risk factor that addresses your dependence and the risk associated with the loss of such customers.

"Our credit facility...," page 21

22. Either revise the heading of the risk factor or disaggregate portions of the risk factor discussion such that you identify the separate risks associated with your ability to satisfy certain covenants, the impact of an event of default and the impact of a negative redetermination.

23. Summarize the material risks concisely and provide cross-references to more detailed descriptions of the terms and consequences of provisions of the credit facility.

"Our hedging activities...," page 27

24. Remove the explanatory language regarding why you have entered into hedges that commences the discussion. Revise to specifically disclose the total amount of hedged, versus unhedged production for oil and natural gas for the periods referenced.

Cautionary Note Regarding Forward-Looking Statements, page 38

25. Remove the suggestion that "will" identifies a forward-looking statement.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 54

General

26. Please confirm, if true, that you have no off-balance sheet arrangements requiring disclosure under Item 303(a)(4) of Regulation
S-K or otherwise advise.

Production and Operating Costs Reporting, page 55

27. In the risk factor discussion on page 24, you disclose your dependence on third parties for transportation and gathering services. Your discussion in this section does not appear to describe the relationships you have with third parties for such services or the costs associated with the services they provide. Please revise to include a description of all costs, inclusive of such transportation and gathering costs if material, that are associated with the production of your oil and natural gas reserves.

Capital Resources and Liquidity, page 59

Legacy Reserves LP, page 59

28. You disclose that you anticipate "the proceeds of this offering" in connection with other sources will exceed your planned capital expenditures and other cash requirements. Please explain your reference to cash proceeds from "this offering" or revise your disclosure accordingly.

29. Revise to specify the amount of the capital expenditures and cash requirements you anticipate needing for the next 12 months.
Further,
rather than state you expect the sources identified to exceed your capital requirements for 2006, state whether you will have sufficient working capital to meet your obligations for the next 12 months.

Financing Activities, page 61

30. In light of the fact that the prior credit agreements entered into by Moriah Group have been replaced with the current credit facility entered into by the company and the subordinated notes issued to Moriah Group, paid, please revise this section so that you more concisely and in a simplified manner, identify the material aspects of the prior financing arrangements.

Our Revolving Credit Facility, page 62

31. Please revise your disclosure to ensure that all material terms
of the Credit Agreement are included in your disclosure. In this regard, we refer you to Section 2.07 of the Credit Agreement. The circumstances under which redeterminations of the borrowing base and the impact of the lenders` discretion in effectuating such redeterminations periodically does not appear to have been adequately disclosed. For example, you indicate that redeterminations are at the
election of the company or the lenders but do not specify the limitations imposed on your ability to initiate such
redeterminations.   Please revise your disclosure accordingly.

Legacy Reserves LP, page 60

32. We note your statement that "Based upon current oil and natural gas price expectations for 2006, we anticipate that the proceeds of this offering, our cash flow from operations and available borrowing capacity under our credit facility will exceed our planned capital expenditures and other cash requirements for 2006." Please revise your presentation with respect to proceeds from this offering, based on your statement on page eight that "We will not receive any proceeds from the sale of units by the selling unitholders" or otherwise advise.

Critical Accounting Policies, page 64

33. We note that your presentation under this heading is similar to your discussion presented for your significant accounting policies.
Due to the nature of your disclosure, please refer to the Commission`s Cautionary Advice Regarding Disclosure About Critical Accounting Policies (Release Nos. 33-8040; 34-45149; FR-60), located at http://www.sec.gov/rules/other/33-8040.htm, regarding disclosures surrounding accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment involved. Please include an enhanced discussion and analysis of your critical accounting estimates and assumptions that:
* supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and
* provides greater insight into the quality and variability of information regarding financial condition and operating performance.

Oil and Natural Gas Properties, page 65

34. We note your statement that "Geological, geophysical, and dry hole costs on oil and natural gas properties relating to unsuccessful wells are charged to expense as incurred." Please tell us how this policy complies with paragraph 18 of SFAS 19, which states that "Geological and geophysical costs, costs of carrying and retaining undeveloped properties, and dry hole and bottom hole contributions shall be charged to expense when incurred." We further note your disclosure under footnote (1)(e) that "certain geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense as incurred."

Revenue Recognition, page 66

35. We note your statement that you "currently use the "net-back" method of accounting for transportation arrangements of [y]our natural gas sales." Please expand your disclosure to address the implications of using another accounting methodology for these transportation arrangements.

Consolidation of Variable Interest Entity, page 68

36. Please expand your disclosure to explain why there will be no non-controlling interest after this offering.

Business, page 71
Exploitation Activities, page 71

37. We note that you have disclosed a "reserve replacement rate" of over 300%, excluding the PITCO properties. Due to the variable components of this measure, please expand your discussion to address each of the following, without limitation:

* Describe how the rate is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

* Identify the status of the proved reserves that have been added
(e.g. proved developed vs. proved undeveloped). It is not appropriate to calculate this rate using:

o non-proved reserve quantities; and
o proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

* Identify the reasons why proved reserves were added.

o The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of management`s control impact the amount of reserve additions from that source from period to period.

* Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

* Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of which of these reserve additions could ultimately be converted into cash inflows.

* Disclose how management uses this measure.

* Disclose the limitations of this measure.

* Please make reference to the additional disclosure under this heading in all instances where you disclose the reserve replacement rate. In this regard, we note your reference to this rate on page two of the prospectus summary and a "reserve replacement cost" on pages three and 72.
Business Strategy, page 72
38. We note that you intend to make accretive acquisitions of producing properties. It would appear that your reference to your historical completion of 26 acquisitions since 1999 should be placed within the context of your current planned policy to distribute all
available cash.   Given your  intended cash distribution policy,
please address how you intend to sustain your growth strategies. Executive compensation, page 88

39. Please revise to specify, if determinable, the amount of reimbursable expenses charged by the general partner that were directly related to the compensation of the executive officers in connection with their management of the company.

Omnibus Agreement, page 95

40. Revise to specify the "certain other matters" to the extent they are material to an understanding of the agreement.

Limited Call Right, page 113

41. We refer you to your discussion under Limited Call Right. Please advise us as to what consideration was given as to whether you will comply with the tender offer rules and file a Schedule TO when, or if, this right is exercised. If you believe an exemption from the tender offer rules is available to you, please advise.

Selling Unitholders, page 140

42. It would appear that Friedman, Billings, Ramsey Group, Inc. is a registered broker-dealer. Please revise your disclosure to indicate that such selling unitholder is an underwriter, unless such selling unitholder received its securities as compensation for investment banking services.

Unaudited Pro Forma Consolidated Balance Sheet, page F-3

43. We note your statement that "The pro forma consolidated balance sheet gives effect to the private offering of 5,000,000 units at an offering price of $17.00 per unit, the concurrent redemption of an aggregate 4,400,000 units from our Founding Investors, the acquisition of the oil and natural gas properties of the Brothers Group, Foundations, H2K and the non-controlling interests in MBN Properties LP, and the distribution of certain assets to the owners of the Moriah Group and the Brothers Group as if the transactions had occurred on December 31, 2005." Please confirm, if true, that the units transferred to the Moriah Group, the accounting acquirer, have been accounted for as a recapitalization, or otherwise advise. Additionally, please explain why the Owners` equity of the Brothers
Group, Foundations and H2K are not adjusted to reflect the recapitalization of Legacy Reserves LP.

1. Pro Forma Adjustments, page F-5

Formation and Offering Transactions

44. We note that the last calculation for the purchase price allocation within footnote (g) does not sum to the amount shown.
Please revise as appropriate.

45. We note your statement that the interests in MBN Management LLC were not acquired by the Moriah Group or the Brothers Group and that your pro forma adjustment within footnote (o) is to "reclassify the equity in loss of MBN Management LLC to general and administrative expense." Please provide further explanation in support of this pro forma adjustment.

Oil and Natural Gas Reserve Disclosures, page F-9

46. We note your statement within footnote (a) that the pro forma sub-total acquirer column "Consolidates the PITCO Acquisition at 100%
without recognizing the effect of the minority interest." Please expand your disclosure to provide the approximate portion of the minority interest included as contemplated by paragraph 14(a) of SFAS
69.

Moriah Group Financial Statements

Combined Balance Sheets, page F-19

47. Please revise your presentation of owner`s equity to show separate captions as contemplated by Rule 5-02 of Regulation S-X for common stock and other stockholders` equity.

Combined Statements of Owners` Equity, page F-21

48. Please provide detail of the changes in the number of shares of common units as contemplated by Rule 3-04 of Regulation S-X and paragraph 10 of APB 12.

49. Please expand your footnote disclosure to clearly identify the nature of the different accounts included in your total owners` equity balance.

Combined Statements of Cash Flows, page F-22

50. Please tell us how you have presented the cash flows related to the discontinued operations reported in fiscal years 2003 and 2004.

Note (1) Summary of Significant Accounting Policies, page F-23

(e) Oil and Natural Gas Properties, page F-24

51. Please expand your policy footnote to address the following items, without limitation, as contemplated by paragraph 59A of SFAS
19:

* Describe how your production activity costs are incurred. Refer to paragraphs 23 and 24.

* Disclose how you account for the cost of acquiring or constructing support equipment and facilities. Refer to paragraph 26.

* Address how frequently your DD&A rate is revised. Refer to paragraph 30.

* Disclose, if applicable, how you account for mineral interests in properties that are conveyed to others. Refer to paragraphs 42-
47.

* Explain circumstances in which asset retirement obligations would not be recognized when the asset is placed in service. In this regard, we note your statement that "asset retirement costs are generally recognized when the asset is placed in service."

(m) Earnings Per Unit, page F-26

52. Please provide support for your computation of basic and diluted
EPS using the 9,584,623 units issued on March 15, 2006. In this regard, it is unclear how you have met the requirements identified in paragraphs 8, 10, and 41 of SFAS 128.

(3) Notes Receivable - Affiliated Entities, page F-28

53. Please explain why the table you present for the outstanding notes receivable includes the balance for September 30, 2005 instead of December 31, 2005.

(5) Acquisitions, page F-30

54. Please expand your disclosure to include the information required by paragraph 51(c) and (h) of SFAS 141 for your PITCO Acquisition.

(8) Commitments and Contingencies, page F-33

55. Please modify your disclosures here and in the notes to your financial statements to describe briefly any material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Partnership or any of its consolidated entities is a party or of which any of its property is the subject.
In addition, please ensure that your revised disclosure concludes using terms defined in paragraph 3 of SFAS 5.

(10) Oil and Natural Gas Swaps, page F-33

56. We note your statement that "In its statement of cash flows for the nine months ended September 30, 2005, the Moriah Group classified
$3,530,651 paid to settle crude oil derivative contracts as cash used in activities. In the accompanying statement of cash flows for the year ended December 31, 2005, the classification of such payments has been revised and they are classified as cash used in investing activities." Please contact us to discuss this further.

(13) Asset Retirement Obligation, page F-36

57. Please explain the nature of the revisions made to accretion expense for each of the three years presented in the table of changes in the asset retirement obligation.

(14) Costs Incurred in Oil and Natural Gas Property Acquisition and
Development Activities, page F-37

58. Please revise your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed (i.e property acquisition, exploration and/or development costs), as we believe there is no provision for this separate line item in paragraph 21 and Illustration 2 of SFAS 69. In addition, please revise your presentation within footnote 15 accordingly.

Brothers Group Financial Statements

General

59. In order to avoid repetition of the above comments, please review and revise the financial statements and footnote disclosure for this entity, as necessary, to comply with all applicable comments written on the Moriah Group above.

Selected Interests of Paul T. Horne Financial Statements

General

60. In order to avoid repetition of the above comments, please review and revise the financial statements and footnote disclosure for this entity, as necessary, to comply with all applicable comments written on the Moriah Group above.

Statements of Operations, page F-66

61. Please revise the title for the line item Total expenses to one that more accurately describes each of the totals for the periods presented. In this regard, we note a total credit of $252,995 for the fiscal year ended December 31, 2005.

62. We note that your presentation does not appear to reflect all of the costs of doing business, such as, without limitation, general and administrative costs. Please tell us how you have considered the guidance in SAB Topic 1.B.1.

Selected Properties of Charities Support Foundation Inc. and
Affiliates Financial Statements

General

63. In order to avoid repetition of the above comments, please review and revise the financial statements and footnote disclosure for this entity, as necessary, to comply with all applicable comments written on the Moriah Group above.

(1) Summary of Significant Accounting Policies, page F-85

(2) Related Party Transactions, page F-88

64. Please disclose the amount of the contractual arrangement between
CSFI and Moriah Resources, Inc.

PITCO Properties Audited Abbreviated Financial Statements

(1) Basis of Presentation, page F-95

65. Please expand your disclosure to more clearly explain what you mean by the entitlement method of revenue recognition.

S-1  333-134056

Selling Unitholders, page 140

66. Please disclose if any of the selling unitholders is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that a selling unitholder is a registered broker-dealer, please revise your disclosure to indicate that such selling unitholder is an underwriter, unless such selling unitholder received its securities as compensation for investment banking services.
If
the selling unitholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling unitholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling unitholder is an underwriter.

67. Please identify in the selling unitholder table the natural persons who exercise voting and/or investment power over each of the entities listed. In this regard, we refer you to footnote 2 which does not reference the natural person. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the
1997
CF Manual of Publicly Available Telephone Interpretations.

Engineering Comments

General

68. Please provide the LaRoche Petroleum Consultant`s reserve reports for 2004 and 2005.

Summary, page 1

69. Disclose the percentage of proved non-producing reserves if material and disclose the percentage of your production and reserves that come from improved recovery operations such as CO2-flooding and water-flooding, if material.

70. You state that you have added 8.8 million barrels of proved reserves through extensions and discoveries, revisions and improved recovery. However, we could not find the amount of reserves that you attributed to improved recovery in any of your reserve reconciliation tables. Please revise these as necessary.

71. Please expand your disclosure to explain why you characterized reserves in the Permian Basin as predictable low-risk reserves. Explain why you feel this is true as opposed to reserves on the Gulf
Coast or Mid-Continent or other major U.S. onshore producing basins, otherwise remove this statement.

Competitive Strengths,  page 72

Predictable Long-Lived Reserve Base, page 72

72. You suggest that technological advances are responsible for the positive revisions and extension of the lives of your fields. Provide to us how much of your revisions over each of the last three years were due to technological advances, how much from better performance than forecast and how much were due to oil and gas price appreciation.

Summary of Oil and Natural Gas Properties and Projects, page 73

73. Confirm to us, if true, that the state regulatory bodies had approved all the spacing units prior to you booking the proved undeveloped locations for infill wells in each of the last three years.

74. Confirm to us, if true, that you have the legal right and state regulatory approval to complete in all the intervals you have booked as proved in your proved developed non-producing reserves and proved undeveloped reserve classifications.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page
F-9

Oil and Natural Gas Reserve Disclosure, page F-9

75. Reconcile for us the fact that you are disclosing 76% of your reserve additions in 2005 were due to extensions and discoveries with the fact that you only completed 0.2 net exploratory wells in the last three years and your significant fields, which account for 52%
of your proved reserves, were discovered between 41 and 74 years ago.
This suggests that you have long known the limits of the fields.

Closing Comments

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of either pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of either registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jennifer Goeken, Staff Accountant at (202)
551-
3721 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financials statements and related matters. You may contact James Murphy at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-
3745 with any other questions.


Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Gislar Donnenberg, Esq.
	Andrews Kurth LLP
	(713) 220-4285 (fax)

Mr. Pruett
Legacy Reserves LP
June 11, 2006
page 17




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010